UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Garcia II, Ernest C.
   2525 East Camelback Road, Suite 500


   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer and Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/23/99(5) P        50,000(5)     A  $6.0625      138,000 (3)    I  Indirect-V (5)
Common Stock - Unchanged                                                                         4,500,000(1)   D  Direct
Common Stock - Unchanged                                                                         136,500        I  Indirect-GFF(2)



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Call Option (obligation to     $15             3/26/99        E(4)                       1                8/18/97      5/31/00
sell)
Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Call Option (obligation to     3/26/99   Common Stock                   50,000                    -0-           D
sell)

Explanation of Responses:

(1) This amount of securities owned includes 50,000 shares of UGLY Common Stock that on 8/18/97 the Reporting Person granted an option to Don Addink (another UGLY Section 16 Officer) to acquire the shares at an option price of $15 per share (approx. closing price of UGLY Common Stock on 8/18/97). This option was terminated in 3/99, as mutually agreed to between the Reporting Person and D. Addink. See Footnote (4) below.

(2) These shares of Common Stock of UGLY are owned by the Garcia Family Foundation, Inc. ("GFF"). GFF is an Arizona nonprofit corporation that has the right to receive dividends from, or proceeds for the sale of, the 136,500 shares of Common Stock. The Reporting Person/Mr. Garcia has no right to receive dividends from, or proceeds from the sale of, the 136,500 shares. Mr. Garcia is the president and a director of GFF and shares the power to direct the vote and power to direct the disposition of these shares held by GFF. Mr. Garcia disclaims beneficial ownership of these shares held by GFF. Mr. Garcia disclaims beneficial ownership of the 136,500 shares reported herein and also disclaims beneficial ownership of all shares of UGLY Common Stock owned/held by GFF.

(3) End of month ownership is based on 2/28/99 ownership ending balance of 88,000 shares (as previously reported on an earlier Form 4) of UGLY Common Stock plus 50,000 purchased on or about 3/23/99 (88,000 + 50,000 =
     138,000). Mr. Garcia disclaims beneficial ownership of all shares owned/held by Verde. This form is being filed early for 3/99 changes. If there is a further change in beneficial ownership by me during this month, I will file an amendment to this Form 4.

(4) Cancellation of option granted on 8/18/97 by the Reporting Person to Don Addink (another Ugly Duckling Section 16 Officer) to acquire 50,000 shares of Ugly Duckling Common Stock.

(5) These 50,000 shares of Common Stock of UGLY were acquired on 3/23/99 by Verde Investments, Inc. ("Verde") at a purchase price of $6.0625 per share. The Reporting Person is the president and sole shareholder of Verde. Verde is an affiliate of Issuer.

@    Power of Attorney is included and made a part of this filing.

                                                   SIGNATURE OF REPORTING PERSON
                                                             /S/ JUDITH A. BOYLE
                                                             -------------------
                                                             By: Judith A. Boyle
                                                              @ Attorney-in-Fact
                                                        For: Ernest C. Garcia II
DATE March 26, 1999

POWER OF ATTORNEY
                                  (E. Garcia II)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                          /s/ ERNEST C. GARCIA II
                                          --------------------------------------
                                          Ernest C. Garcia II


Dated:  May 27, 1998